EXHIBIT (a)(5)(B)

Corning Incorporated www.corning.com

News Release

FOR RELEASE –– May 13, 2016

Corning Announces Extension of Tender Offer For Shares of AFOP

CORNING, N.Y. — Corning Incorporated (NYSE: GLW) announced today that it, along with Apricot Merger Company (“Purchaser”), a direct, wholly owned subsidiary of Corning, pursuant to the Agreement and Plan of Merger dated April 7, 2016 (the “Merger Agreement”), among Corning, Purchaser, and Alliance Fiber Optic Products, Inc. (Nasdaq: AFOP), has exercised its right to extend the offering period of its previously announced tender offer to purchase all of the outstanding shares of common stock of AFOP.  The Merger Agreement allows Corning to extend the offering period if the transactions between Corning and Dow Corning Corporation that were previously announced on December 11, 2015 are not yet closed.  The tender offer, which was previously scheduled to expire at 12:00 midnight (New York City time) on May 19, 2016, has been extended until 5:00 p.m., New York City time on June 3, 2016, unless further extended.

American Stock Transfer & Trust Company, LLC, the depositary for the tender offer, has advised Corning and Purchaser that, as of 5:00 p.m., New York City time, on May 12, 2016, 1,374,808 shares of common stock of AFOP were tendered pursuant to the tender offer, which represented approximately 8.61% of the outstanding shares of common stock of AFOP.  Stockholders who have already tendered their shares of common stock of AFOP do not have to re-tender their shares or take any other action as a result of the extension of the expiration date of the tender offer.

Georgeson LLC is the Information Agent for the tender offer and any questions or requests for the Offer to Purchase and related materials with respect to the tender offer may be directed to them, toll-free at (866) 203-9357.

Notice to Investors
This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. Corning and Purchaser have filed a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, with the SEC and AFOP has filed a solicitation/recommendation statement on Schedule 14D-9 with the SEC. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement contain important information that should be read carefully before any decision is made with respect to the tender offer. Such materials are available to AFOP security holders at no expense to them from the information agent named in the tender offer materials.  In addition, such materials (and all other offer documents filed with the SEC) are available at no charge on the SEC’s website at www.sec.gov.

© 2016 Corning Incorporated. All Rights Reserved.

Corning to Acquire Alliance Fiber Optic Products, Inc.
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About Corning Incorporated
Corning (www.corning.com) is one of the world’s leading innovators in materials science. For more than 160 years, Corning has applied its unparalleled expertise in specialty glass, ceramics, and optical physics to develop products that have created new industries and transformed people’s lives. Corning succeeds through sustained investment in R&D, a unique combination of material and process innovation, and close collaboration with customers to solve tough technology challenges. Corning’s businesses and markets are constantly evolving. Today, Corning’s products enable diverse industries such as consumer electronics, telecommunications, transportation, and life sciences. They include damage-resistant cover glass for smartphones and tablets; precision glass for advanced displays; optical fiber, wireless technologies, and connectivity solutions for high-speed communications networks; trusted products that accelerate drug discovery and manufacturing; and emissions-control products for cars, trucks, and off-road vehicles.

Corning Media Relations Contacts:
Joseph Dunning
(607) 974-5006
dunningjm@corning.com

Isolde Karro
(828) 901-6406
karroI@corning.com

Corning Investor Relations Contact:
Ann H.S. Nicholson
(607) 974-6716
nicholsoas@corning.com

© 2016 Corning Incorporated. All Rights Reserved.